Exhibit 99.2
F I N A L T R A N S C R I P T AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call Event Date/Time: Jul. 26. 2010 / 9:00PM GMT

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
Gilbert Danielson
Aaron’s Inc. — CFO
Lee Wilder
Aaron’s Inc. — IR
Robin Loudermilk
Aaron’s Inc. — CEO
Charlie Loudermilk
Aaron’s Inc. — Chairman
Ken Butler
Aaron’s Inc. — COO
Robin Loudermilk
Aaron’s Inc. — CEO
CONFERENCE CALL PARTICIPANTS
John Rowan
Sidoti & Company — Analyst
Bud Bugatch
Raymond James — Analyst
Joel Havard
Hilliard Lyons — Analyst
John Baugh
Stifel Nicolaus — Analyst
David Magee
SunTrust Robinson & Humphrey — Analyst
Matt McCall
BB&T Capital Markets — Analyst
Lauren Champine
Cowen & Company — Analyst
Rob Straus
Gilfor Securities — Analyst
PRESENTATION
Operator
Good afternoon and welcome to the Aaron’s second quarter 2010 earnings conference call.
At this time, I would like to introduce your host, Gilbert Danielson. Thank you and enjoy the conference. You may proceed, Mr. Danielson.
Gilbert Danielson — Aaron’s Inc. — CFO
Thank you for joining us today. As usual I’m going to turn the call over to Lee Wilder, who helps us out in investor relations.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
She’ll read our Safe Harbor statement, and then she will turn it over to the rest of us for a few opening comments and then we will turn the call over to questions and answers. So, Lee?
Lee Wilder — Aaron’s Inc. — IR
Good afternoon, my name is Lee Wilder and I assist in investor relations for Aaron’s. The Company’s earnings release issued today and related form 8-K, are available on our website, www.aaronsinc.com, in the investor relations section.
This webcast will be archived for replay there as well. With us today are Charlie Loudermilk, Chairman; Robin Loudermilk CEO, Ken Butler, COO, and Gil Danielson, CFO.
Before we discuss the results, I would like to read the Safe Harbor statement.
Except for the historical information the matters discussed today are forward-looking statements of the Company. As such they will involve a number of risks and uncertainties including factors such as changes in general economic conditions, competition, pricing, customer demand and other issues that could cause actual results to differ materially from such statements including the risks and uncertainties discussed under risk factors in the Company’s 2009 annual report on Form 10-K including without limitation the Company’s projected revenues, earnings, store openings and acquisitions and disposition activity for future periods. Robin, Charlie, and Ken will have a few opening remarks then Gil will add further information. Robin?
Robin Loudermilk — Aaron’s Inc. — CEO
Alright. Thank you, Lee. As I think most of you all saw, our second quarter results were as anticipated as we had previously revised on our previous release. Our core Aaron sales and lease ownership continues to grow in revenues and customers even as growth has slowed slightly compared to previous quarters, and therefore has had a slight negative impact on profitability. We believe the revenue slow down in result of our customers being very cautious and tentative in this current economic environment a very prolonged unemployment and general uncertainty.
However, in the quarter our Company operating stores did have same store revenue growth of 2.4% and customer growth of 5.6%. In addition, to all the net — net revenues of Aaron’s Inc. our franchise stores experienced a 3.8% growth in same store revenue 8.4% increase in same store customer growth.
The total of our corporate franchise customers were up 11% over the same period last year.
Although these growth metrics are at the low end of our historical results, we still feel they are good considering the current circumstances.
As credits tighten, we have attracted customers as expected, and I think that the current economic environment will continue to be good for our sales lease ownership business. We continue to see customer gains as some of the highest unemployment markets throughout the country.
With some history, excuse me, with some hesitancy, we decided in the quarter at the end of the quarter to exit our office furniture business. We sold our legacy rent to rent business in 2008, at that time we decided to keep 13 Aaron’s office furniture stores.
For those of you who have followed the Company over the last several years, you know we have recently struggled with the office furniture concept as we once knew it. The office furniture business is a highly cyclical and with economic conditions the last several years the stores have constantly experienced declining revenue and not been profitable. We tried our best to improve the stores performance however, with no acceptable financial projections in the near term, we felt the right alternative is to put the business behind us.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Production in our manufacturing plants has slowed somewhat in the first half of the year. Manufacturing shipments down 11% for the second quarter compared to the same quarter a year ago and were flat over the six month period. We have changed the name as the press release previously stated to — from MacTavish Furniture Industries to Woodhaven Furniture Industries a brand that we have used in marketing throughout the years.
Our plans for 2010 are unchanged as we are looking to increase store count by approximately 5% to 9% over our number of stores opened at the end of 2009. We anticipate 2010 our 55th year, to be a challenging one, but yet another excellent year.
Thank you for support of the Company. I will turn the call over to Charlie for a few comments, and then Ken will talk about the operating results.
Charlie Loudermilk — Aaron’s Inc. — Chairman
Thank you, Robin.
We are not immune to what is happening in the economy. We have been hit less than I think probably any other chain operation retail. But we do not rent to people who don’t have a job and when joblessness goes up our customer base goes down somewhat.
We have a tremendous program. The program is strong as it’s ever been. We have a good staff to carry this program out. I think we will have a good year, not a barn burner, but a good year and we are looking forward to things turning around, but we are here and we are going to weather any storm, no problem. Thank you for your interest, Ken?
Ken Butler — Aaron’s Inc. — COO
Thank you, for joining us again this afternoon.
Our core business model remains strong as evidence of our lease revenues continuing to grow and our core customer base. Our customer count grew over 31,000 new customers over the first quarter and has grown by over 130,000 new customers over this time last year, which is an 11% increase combined with Company and franchise stores. Over the last two years, we have seen price degadation with our electronics and have pushed our term on furniture to stimulate sales of our best margin business, which is furniture.
Both have made our overall proposition more affordable to our consumers. I believe it’s been a very positive change for our transaction as more and more customers are using Aaron’s as their choice with our unique lease ownership transaction.
Due to the current state of the economy our customers are being cautious about their budgets and we think we have made the right moves at the right time. I believe it’s healthier for business to fuel this growth by adding more customers than by price increases and having fewer customers. The great news is that more and more customers are coming to Aaron’s each and every day. Business in July already looks stronger than the past year. We anticipate continuing to deliver positive results.
We remain focused on adding 90 new Company operated stores in 2010. For the first six months we’ve opened 29 and with over two-thirds of the stores slated to open in the last six months of the year. Our franchise pipeline is still strong with 266 stores to open in the future. And we expect to continue with our conversion of stores as well. In the second quarter alone we converted ten former competitor stores over to the Aaron’s brand. A franchisee purchased four of their stores that were conflicts, and we merged one of their stores into our corporate store. The overall transaction will bring in additional $1 million in revenue in Aaron’s system per month. We will continue to pursue these types of transactions in the future. We continue to focus on how we can operate more efficiently with manpower, expenses and resources and expect to continue to deliver positive operating results in the future. I think, Gil, you are going to summarize.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Gilbert Danielson — Aaron’s Inc. — CFO
I will. I’ll go through some of the highlights for the quarter. Company revenues increased 7% for the quarter to $445 million and 5% for the six months to $940.3 million. In addition, our franchisees although the revenues of the franchisees are not our revenues. They did increase their revenues in the second quarter 9%, to $201.2 million. And for the six month they had a 12% increase to $421.4 million. Same store revenue growth in the second quarter for Company operated stores was 2.4%, and it was 1.1% for the stores that are over two years old. For stores that were over five years old, it was slightly down 0.2%.
The customer count on a same store basis for Company operated stores was up 5.6% in the second quarter compared to the same quarter last year. Same store revenues and customer count were franchise stores were up 3.8%, and 8.4% respectively. In the second quarter compared to last year, again revenues and customers are franchisees are not revenues and customers of Aaron’s Inc.
The Company had 859,000 Company operated store customers and 465,000 franchise customers at the second quarter, 11% increase in total customers over the number at the end of the second quarter of ’09.
Net earnings from continuing operations for the quarter were $24.4 million versus $27.8 million, in ’09. Net earnings from continuing operations for the six months, $61.4 million, versus $63.2 million, last year. For the second quarter diluted earnings per share from continuing operations were $0.30 compared to $0.34 in the quarter last year. And for the six months diluted earnings per share were $0.75 for ’10, and $0.77 for 2009.
As we talked about and as we announced on June 29, we are closing our Aaron’s office furniture division. In the second quarter resales included charges of $7.4 million, or $0.05 per diluted share, related to the closure of this division. We estimate another approximately $2.5 million of charges or again approximately $0.02 per share, will be expected to expensed over the remainder of the fiscal year to the wind down of the division.
These charges include the write down in cost to dispose of office merchandise, estimated future lease liabilities and closed stores right off lease-holds, severance, and other associated costs. The revenues of the office — Aaron’s office furniture stores were $3.5 million both in the second quarter of 2010 and the second quarter of 2009.
The Aaron’s office store reported a pretax loss of $8.7 million in the second quarter versus $1.9 million in the second quarter of last year. For the six months revenues of Aaron’s office furniture were $7.5 million, compared to $8.8 million for the same period last year. Pre-tax losses were $10.1 million in the the first six months of the year versus $2.8 million in 2009. Again, included in these results are the above mentioned $7.1 million of second quarter charges.
The Company’s other revenues in the second quarter include $406,000 of asset sales in 2010, and $417,000 in 2009. For the six months there was $406,000 of asset sales and $6.1 million in 2009. During the second quarter of 2010, the Aaron’s sales lease ownership division opened 17 new Company operated stores and 20 new franchise stores. We also aquired five franchise stores and one store from an unaffiliated operator and aquired the accounts of one third party store. We also sold one Company operated store to a Aaron’s franchisee. And three Company operated stores were closed in addition to the Aaron’s office furniture stores we talked about. Eight of those stores were closed in the second quarter.
Through the three months and six months ended June 30, we have awarded area development agreements to open 28 and 42 additional franchise stores. At the end of June 2010, there were 256 stores that have been sold that will open in future years. At June 30, 1,099 Company operated sales and lease ownership stores, 611 franchise stores, 11 Company operated RIMCO stores, 7 franchise RIMCO stores, and 4 Aaron’s office furniture stores open for a total of 1,732 stores. We think, again we anticipate the former 4 Aaron’s office furniture stores will close by the end of September. At the end of June we had cash on hand of $85.3 million.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Our guidance for the third quarter of 2010 is just that revenues of approximately $435 million, and diluted earnings per share in the range of$0.29 to $0.33 per share. Our revenue guidance remains the same, we expect to reach approximately $1.85 billion in Company revenues.
Fiscal year diluted earnings per share are expected to be in the range of $1.36 to $1.44, which again includes the estimated $0.07 per diluted share cost associated with the closing of the office furniture division. As we mentioned we anticipate new store growth of 5% to 9% in 2010, and again for the most part of an equal miss probably a few more Company operated stores than franchise stores.
Recently, the Company has reacquired 479,000 shares of common stock and we have current Board authorization to repurchase another 5.4 million shares. We certainly expect to probably be active at these current stock levels and repurchasing shares for the Company.
Those are our comments. We will certainly turn it over to any questions that anybody may have.
QUESTIONS AND ANSWERS
Operator
We will now have a question-and-answer session. (Operator Instructions)
Our first question comes from the line of John Rowan of Sidoti & Company. You may proceed.
John Rowan — Sidoti & Company — Analyst
Good evening. Forgive me if you gave this already, but can you give us average ticket size?
Gilbert Danielson — Aaron’s Inc. — CFO
We haven’t given that already, but I will give it. The average for the month that the customer was paying in the month of June, let me look here. Yes, the average monthly customer payment in June was $136.25.
This was $136.67 in March. But a year ago, June was $140.
It has deteriorated about 3% to 4%, since June of a year ago. That’s being stretched out. It’s gone down a little bit but relatively flat the last few quarters.
John Rowan — Sidoti & Company — Analyst
Is that price deflation or just not selling higher priced goods.
Gilbert Danielson — Aaron’s Inc. — CFO
I think the deflation in pricing has calmed down. That was an issue we went through about a year or so ago where electronics were going down rapidly. It has settled down as a combination of many things, certainly customers are stressed and looking for lower price television more so than they have the previous years. More of economic times than anything.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
John Rowan — Sidoti & Company — Analyst
Have you looked at the income demographic of our customers? Has it changed if you have looked at it?
Gilbert Danielson — Aaron’s Inc. — CFO
I don’t think that needle has moved. It really hasn’t. It’s been pretty constant. We talk about it from time to time. But it’s pretty similar.
John Rowan — Sidoti & Company — Analyst
Okay. One last housekeeping item. Where were the bulk of the charges.
Gilbert Danielson — Aaron’s Inc. — CFO
All in operating expenses.
John Rowan — Sidoti & Company — Analyst
All on operating, okay, thank you.
Operator
Our next question comes from the line of Bud Bugatch with Raymond James.
Bud Bugatch — Raymond James — Analyst
Good afternoon Gil. Good afternoon Charlie. Good afternoon Robin.
Gilbert Danielson — Aaron’s Inc. — CFO
Hello, Bud.
Bud Bugatch — Raymond James — Analyst
And Lee. One question I had on a detailed question is if I’m right, your guidance for the year came down by $0.02 a share on an adjusted basis we had $0.07, and I think you were a little bit higher up to a $1.46, including — what changed in the last couple of weeks to make you want to take the top end down a bit.
Gilbert Danielson — Aaron’s Inc. — CFO
We always narrowed the guidance as we go through the year that’s kind been kind of our historical trend. The guidance changed from 30 days ago we just brought the top ends down a little bit. It’s a wide range, but obviously as you get closer to year end you can get a little bit tighter. Our guidance for the second quarter, we kind of came in, — we didn’t come in at the middle of the guidance we kind of came out to a little bit low end of the guidance. We kind of looked at that and where the revenues came out in the quarter and outlook and proven to tighten up a little bit. Tightening came off of the top. It’s really what happened in the second quarter as opposed to what you see in third and fourth that caused you to reign in the top end. Yes. I would say so. Yes. I think outlook for the third and fourth quarter is what we were looking at, 30 days ago.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Bud Bugatch — Raymond James — Analyst
This is a longer term question, maybe not even knowable at this point in time. The things — the major item changed since the end of the first quarter and the end of the second quarter is the President signed a 2000 plus page document. I don’t believe in that document the name RTO or is all mentioned in there, but there is now a consumer finance protection bureau or agency, whatever it’s going to be called, what is your thinking about that? Maybe get Robin and Charlie can comment on that as well. Looks like whoever it is that’s going to be the administrator is going to have a wide latitude on that.
Gilbert Danielson — Aaron’s Inc. — CFO
None of us in the room are experts on what congress has done or what congress is going to do, but the way we see it now they are going to establish that consumer protection bureau or whatever is going to, they are going to turn it over to that agency whenever that gets established and set up. And regulators will start writing the laws and implementing whatever the bill implies that they can do. That will take some time for that to all shake out. The real question is, by many other industries you really don’t know for sure where the regulators and the bureaucrats will take the consumer agency and what (inaudible)—
Charlie Loudermilk — Aaron’s Inc. — Chairman
We spent a lot of time explaining to the congress people that our business model is quite different than some of the other things that they are looking at very closely, and payday lending is one of them of course and some of the others, so I think we’ve convinced them to leave our business out of the mix whether that continues I don’t know. I understand it was not mentioned in the last bill. But could be in next bill. You just never know how congress is going to act.
We spent a lot of time, both ourselves as well as the national association trying to explain the difference that we are letting people have refrigerators and beds that they couldn’t get otherwise and that because of the problems of operating, we are not making a huge profit in all of this, just a fair profit, so I feel pretty good that we are going to come out of this real well.
Gilbert Danielson — Aaron’s Inc. — CFO
I think at the end of the day there was no clarity. We were hoping that would be some clarity one way on this bill. So I think at the end of the day — continue to lobby, continue to pay the lawyers and go forward, with our effort we were in great position to do with that a pact and the association. So, we were hoping that would be some clarity, some direction but there is not so we just continue on. Always had this hanging over I guess what we call rent to own discount on our stock. It will be there for a continuing number of years. Who knows. I hope we get it cleared up. I think it’s going to more of the same frankly, what we see, talking to our people. Experts and lawyers and lobbyists. We will continue to aggressively educate and try to get some legislation in our
Charlie Loudermilk — Aaron’s Inc. — Chairman
We have been talking about this for probably 20 years. They’ve had different bills in congress, but they haven’t gone anywhere. So, we hope the same thing here.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Bud Bugatch — Raymond James — Analyst
Has the New York bill been signed does that change any of your operating—
Gilbert Danielson — Aaron’s Inc. — CFO
The state bill in New York, I don’t know, Bud. I haven’t heard of that.
Robin Loudermilk — Aaron’s Inc. — CEO
All our stores in New York, operated underneath the consumer lease, which is the federal legislation, we operate under—and today we certainly have been watching New York but nothing has happened.
Bud Bugatch — Raymond James — Analyst
Thank you very much, good luck on the quarter and the rest of the year.
Gilbert Danielson — Aaron’s Inc. — CFO
Thank you.
Operator
Thank you. Our next question come from the line of Joel Havard with Hilliard Lyons. You may proceed.
Joel Havard — Hilliard Lyons — Analyst
Thank you, afternoon everybody. I don’t know who wants to take them, but the commentary in the release on the store growth forecast. I don’t always have the best foot notes, is that any change or is that really just kind of you guys have been talking about it reads against my model as maybe a slight up tick in the pace of store growth.
Gilbert Danielson — Aaron’s Inc. — CFO
Pretty much the same. I think we forecasted 90 stores in the beginning of the year. We are little bit off pace but we feel confident we are going to —
Charlie Loudermilk — Aaron’s Inc. — Chairman
Joel, I always push the third and fourth quarter, we always come out first quarter saying we are going to open a bunch of stores. But for some reason they always push—
Gilbert Danielson — Aaron’s Inc. — CFO
We don’t do them all even.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Charlie Loudermilk — Aaron’s Inc. — Chairman
That’s usually the way it works.
Joel Havard — Hilliard Lyons — Analyst
(inaudible) Ken, this may be more for you. The discussion about the number of customers, we didn’t get in to specific in your opinion of contracts. You talked a little bit about the ticket. Is what is going on maybe more a function of tickets or accounts not renewing so they’re as they work down the first contract, they got a second one on but not automatically, are they paying out before they start again. Are they stretching it out that way or is this limited to—there has not been a change in the number of accounts so much or —
Ken Butler — Aaron’s Inc. — COO
I still — our average per accounts per customer is exactly the same. I do think our customers are being conservative. They may drag their feet, and may not get the full set that they may have got a year ago. It has bottomed out.
We saw a more dramatic decline in the average ticket. I hope we are at the bottom. We certainly doing a lot to try to package items together so they can get more receivable. And get a better value for their money.
Joel Havard — Hilliard Lyons — Analyst
Okay.
Ken Butler — Aaron’s Inc. — COO
You know we are doing everything we can do. Somebody mentioned to me about a year ago, what could we do to raise that outside of price increase there is resistance with customers. Then you can overload customers in our business.
You got to make sure they can — making the first payment is usually not the problem it’s the second and third. We haven’t seen a up tick in returning at all, we haven’t seen a change the amount of agreements that each customer has either.
Robin Loudermilk — Aaron’s Inc. — CEO
Joel, it’s Robin. I will just kind of add. The interesting thing is the average ticket I guess has gone down, to deliver TV that we get revenue $160 costs us the same delivering service for $130, you are doing as much work for less revenue and we’re probably putting more in advertising and the showroom traffic is not a problem. Stores are getting traffic and all that.
We are working harder, spending a little more money for fewer dollars but we’re gaining customers. We always view that as a real positive as we gain customers. You don’t see the nonrenewals, the collections going up. Pretty predictable. The customers are paying. They are just wisely saying I don’t need that 47-inch TV I’m going the take the 32-inch and save a little money. I’m going to pay for it, when things turn back around I will come back and get the bigger TV. Just remember—we stretch terms out a little over a year ago. That brought the ticket down.
We are working hard, we are working very hard and we’re working harder for maybe fewer dollars. We’re advertising hard. We’re doing what we should be doing. It’s just tough and as I said we’re seeing good customer traffic in high unemployment areas. But, they’re just being savvy. They’re scared. They’re savings are going up a bit even with our customer base.
It’s a challenge. But, I think metrics are strong. I think we will weather it.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Joel Havard — Hilliard Lyons — Analyst
Okay. Thanks for that. I know we have been belaboring that point. I guess one last clarification. Gil, did your comments imply that all of the charge, the $7 million or whatever was built in to the $8 million to $9 million operating loss for office in Q2?
Gilbert Danielson — Aaron’s Inc. — CFO
Yes, it was. Yes.
Joel Havard — Hilliard Lyons — Analyst
So excluding the charge —
Gilbert Danielson — Aaron’s Inc. — CFO
Lost about a million and a half throughout the charge.
Joel Havard — Hilliard Lyons — Analyst
Okay. All right. That’s all I got, thanks, good luck.
Operator
Thank you. Our next question comes from the line of John Baugh, Stifel Nicolaus. You may proceed.
John Baugh — Stifel Nicolaus — Analyst
Good afternoon, everyone. Couple of things, can you repeat again please the customer numbers for Company stores and franchisees?
Gilbert Danielson — Aaron’s Inc. — CFO
I will do that. I got it right here if you want. 858,637 corporate customers. 465, 240 franchise.
John Baugh — Stifel Nicolaus — Analyst
Did you have a contract number too?
Gilbert Danielson — Aaron’s Inc. — CFO
Agreements, 1,218,581 customers corporate. 650,052 customers Franchise

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
John Baugh — Stifel Nicolaus — Analyst
Okay. Then maybe comment on inventory, I know I think in the first quarter it had gone up fairly dramatically. It looked like it went down sequentially a little bit here. I know there are opportunistic buys that can move that thing around. How do you feel about your inventory levels in light of business having slowed here.
Ken Butler — Aaron’s Inc. — COO
We got plenty of it.
Gilbert Danielson — Aaron’s Inc. — CFO
We’re also running a Christmas in July promotion. I think we definitely having enough inventory to carry throughout the promotion.
Business is pretty brisk right now. We are happy with it. Nothing like what we did last July. We really typically hasn’t done a lot of promoting in July and couple of franchisees had a lot of success by doing it. This we replicated the program and have the same type of success as they had.
John Baugh — Stifel Nicolaus — Analyst
So, Gil says you got plenty of inventory, you say July is good. So the current promotion working off the inventory, where you do you expect to see that number at the end of the third quarter, Gil?
Gilbert Danielson — Aaron’s Inc. — CFO
I think it will go down. We’ve got quite a bit of inventory in our distribution centers at the end of June, again building inventory through the Christmas and July and let’s face it revenues were off a little bit in the second quarter than what we anticipated.
John Baugh — Stifel Nicolaus — Analyst
Saying that’s what impacted Woodhaven not MacTavish. In terms of the production of furniture.
Lee Wilder — Aaron’s Inc. — IR
Yes.
Gilbert Danielson — Aaron’s Inc. — CFO
First year billing up to, we probably made done a little bit too good of job of predicting frames we have been building frames to the fulfillment centers, but we’ve got some new stuff coming in for the fall. Business always seems to pick up in the fall. We certainly anticipate that happening again. So, we are flat for six months. I think it’ll hang in there.
John Baugh — Stifel Nicolaus — Analyst
Okay. Charge-offs?

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Gilbert Danielson — Aaron’s Inc. — CFO
They were for the quarter, 2.6% of revenue— store level revenue.
John Baugh — Stifel Nicolaus — Analyst
And then, I know you advertising expense went up in the first quarter sounds like it went up in the second quarter could you quantify what it was year-to-date, say versus the prior year, maybe as a percentage of revenue?
Robin Loudermilk — Aaron’s Inc. — CEO
Yes. We budget the same amount per store per year in the budget this year is going to come in exactly as it did last year. Sometimes maybe a trigger that causes us to do more in the second quarter than we did last year. When the dust settles down, it will come down to the same amount.
Gilbert Danielson — Aaron’s Inc. — CFO
Our advertising for the year, advertising expense in six months was about $2.9 million higher than this month a year ago, John.
John Baugh — Stifel Nicolaus — Analyst
Okay.
Gilbert Danielson — Aaron’s Inc. — CFO
It was flatish in the second quarter. Most of the advertising came through in the Q2.
John Baugh — Stifel Nicolaus — Analyst
Okay. I assume we will lose roughly $7 million, in the second half of office revenue that was there in the first half, roughly, but we will also lose the roughly $3 million of pre-tax losses.
Gilbert Danielson — Aaron’s Inc. — CFO
Yes. You looked at it, they figured would lose about $1.5 million a quarter in that range. They will still have some revenue here in the third quarter but most of the fourth quarter there’ll be no more revenue.
John Baugh — Stifel Nicolaus — Analyst
And assets held for sale, $12 million on the balance sheet at the end of the last quarter, any update on that?
Gilbert Danielson — Aaron’s Inc. — CFO
No, that is excess real estate that we have that and land we have on the market that moved — they’re basically parcels we had purchased several years for potential stores that hasn’t worked out for us. So, we’re actively trying to market those.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
John Baugh — Stifel Nicolaus — Analyst
Have you been able — you mentioned a comment about high unemployment, we got the whole gulf mess down there, and I don’t know if you have your request in for part of the $20 billion, seems like everybody else down there does, so you might as well get in line. Could you comment on how that is impacting business at all.
Gilbert Danielson — Aaron’s Inc. — CFO
We did—I think we plotted out 95 stores, 100 stores that were potentially in the four states around the water within 50 miles of the water and nothing definitively positively or negatively yet. So, we will see how it works out. Nothing moved on that.
John Baugh — Stifel Nicolaus — Analyst
Okay. Thank you so much for answering my questions.
Operator
Thank you.
Our next question comes from the line of David Magee with SunTrust Robinson and Humphrey. You may proceed.
David Magee — SunTrust Robinson & Humphrey — Analyst
Good afternoon, guys.
Gilbert Danielson — Aaron’s Inc. — CFO
Hey, David.
David Magee — SunTrust Robinson & Humphrey — Analyst
What is your assumption regarding the furniture shipments in the second half of the year. I guess they were positive in the first quarter and down 11% in the second quarter is what I thought I heard—
Gilbert Danielson — Aaron’s Inc. — CFO
MacTavish — or Woodhaven shipments?
David Magee — SunTrust Robinson & Humphrey — Analyst
Yes.

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Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Gilbert Danielson — Aaron’s Inc. — CFO
Yes, I think there will be positive—again, it’s just upholstery and bedding is what comes out of Woodhaven. Not all of the furniture that we purchased all wood products and things like that. I would — I would expect it to be slightly positive of production in the last half of the year. Indication of how business is but it does definitely bounce around. Ebbs and flows quite a bit. Manufacturing plants are the tail on the dog they just catch the demand that we have in stores. Is there anything with regard to new technology with TV you saw or whatnot that might spur additional interest?
Robin Loudermilk — Aaron’s Inc. — CEO
We got a couple of new products that are coming out. So, we will see.
David Magee — SunTrust Robinson & Humphrey — Analyst
Larger size TVs?
Robin Loudermilk — Aaron’s Inc. — CEO
Yes. We got a big 82-inch coming in. Landing right now as we speak.
Gilbert Danielson — Aaron’s Inc. — CFO
Price is high, though.
Robin Loudermilk — Aaron’s Inc. — CEO
It is high. May help the average income ticket per customer.
It’s a great value. We are going to be where we need to be price-wise. We think we will move some.
David Magee — SunTrust Robinson & Humphrey — Analyst
Lastly, just to clarify, is July sort of similar to what you reported for the second quarter or has there been a little bit of acceleration in business trends here.
Gilbert Danielson — Aaron’s Inc. — CFO
I think Ken was comparing July this year versus July of last year.
Ken Butler — Aaron’s Inc. — COO
Yes, our activity is better than a year ago and looks like this is the last week, we’ve already matched last year’s gain. So, anything we add on this week will be gravy.

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Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
David Magee — SunTrust Robinson & Humphrey — Analyst
In terms of the trend line would you say it’s a similar trend line to what you reported for the quarter.
Gilbert Danielson — Aaron’s Inc. — CFO
Historically as you know, July and August are weaker months for billions of reasons.
David Magee — SunTrust Robinson & Humphrey — Analyst
I’m thinking about year to year.
Robin Loudermilk — Aaron’s Inc. — CEO
I think we will be better than last year. We got some line enthusiasm with Christmas in July promotion.
The third quarter is the third quarter if you look at financials historically they have always been worse in that quarter. I don’t think they’re going to be much different than that. The main thing, if we can gain more receivables, keep the plus gain and beat last year’s quarter, which I think we will substantially then we will be okay as far as our customer growth goes.
David Magee — SunTrust Robinson & Humphrey — Analyst
Okay. Great, thank you.
Operator
Thank you.
Our next question comes from the line of Mat McCall with BB&T Capital markets. You may proceed.
Matt McCall — BB&T Capital Markets — Analyst
Good afternoon everybody.
Gilbert Danielson — Aaron’s Inc. — CFO
Hey, Matt.
Matt McCall — BB&T Capital Markets — Analyst
Gil, I guess somewhat housekeeping here. New store drag? Did you get the new store drag number for Q2?
Gilbert Danielson — Aaron’s Inc. — CFO
You are the first to hear it, about $0.04 a share this quarter.

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Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Matt McCall — BB&T Capital Markets — Analyst
All right. I don’t have a history of that but that seems like maybe it’s a little bit higher and my fault was or I guess — my thinking has been as we slow the pace of store growth that new store drag should maybe move a little bit lower so is that —
Gilbert Danielson — Aaron’s Inc. — CFO
It’s comparable to what it was a year ago in the second quarter. We had about same number of stores in that bucket too I think.
Matt McCall — BB&T Capital Markets — Analyst
Is the outlook, is that a pretty consistent number as we move through the back half of the year.
Gilbert Danielson — Aaron’s Inc. — CFO
I’d say $0.04 a quarter. For — $0.03 to $0.05 a quarter would be a typical way to look at it.
Matt McCall — BB&T Capital Markets — Analyst
And in the past you’ve, Gil, speculated about your same store sales. What is the assumption for same store sales in the Q3 guidance and maybe the back half guidance?
Gilbert Danielson — Aaron’s Inc. — CFO
I would think it would be comparable to the second quarter that we just announced and here looking in a range of 2% to 3%, something like that, probably, but what you could expect.
Matt McCall — BB&T Capital Markets — Analyst
Okay. Then, Ken you talked about, sounded like—Robin you mentioned maybe incremental advertising maybe the numbers were flat in Q2, but if you talk about your H2 assumptions and talk about that 2.4%, is that more a benefit of ticket, is that more of a benefit of units what is the trend as we move from H1 to H2, for both the ticket and units?
Ken Butler — Aaron’s Inc. — COO
I didn’t understand the question. I’m sorry. H1, what is H1 and H2. Half one and half two?
Matt McCall — BB&T Capital Markets — Analyst
Let me rephrase. As we move to the back half of the year, you made some Ken you were talking about the investment, so you got assumptions baked in to this growth are you talking about ticket getting better or unit growth what’s the assumption behind both of those two.

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Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Ken Butler — Aaron’s Inc. — COO
Think we are hoping that the average ticket value has stabilized and we are scraping the bottom. Hopefully we will start seeing it trend back up somewhere soon, but I don’t think it’s going be too material looking, kinds of looking forward.
Matt McCall — BB&T Capital Markets — Analyst
Then, the final one, as you looked at the trends through the quarter, we were on a legislative theme earlier, we’ve had a couple of things unemployment benefits were extended housing tax credit ended as you look through, did those have any impact or correlation with the trends that you saw in the quarter, in traffic in buying patterns?
Ken Butler — Aaron’s Inc. — COO
No. I don’t think our customers were reading the new most of the time.
Matt McCall — BB&T Capital Markets — Analyst
All right. Okay, I’ll leave that alone, thank you all.
Gilbert Danielson — Aaron’s Inc. — CFO
Matt, let me clarify, we did have a 3 for 2 stock split in March. All historical numbers have been restated for the split for share numbers and things like that.
Matt McCall — BB&T Capital Markets — Analyst
Thank you, all.
Gilbert Danielson — Aaron’s Inc. — CFO
Thank you.
Operator
Thank you, our next question comes from the line of Lauren Champine with Cowen and Company. You may proceed.
Lauren Champine — Cowen & Company — Analyst
Hey guys, wanted to dig a little bit more into the strong customer count growth that you’ve had. Do you think that is a result of share gains maybe against the mom and pops or do you think people are coming fresh to your industry. Where I’m going with that is, as the economy eventually recovers, do you think your customer count growth slows, but your ticket heads back up, I mean have you seen anything analagous gains is that in the past?

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Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Robin Loudermilk — Aaron’s Inc. — CEO
No, I can only deal what we’re dealing with today That sound like a good plan particularly if we can add more customers to the ticket price going up. No, I don’t think so. There is less competition out there today than there was even five years ago. I can remember going down the street and seeing ten operators and I think the industry is merged itself somewhat. So, I like to believe we created some new customers, we certainly have postured our program to make it socially acceptable for a larger demographic to come in our store. That’s been successful in the past. I do think that we have accomplished that.
Ken Butler — Aaron’s Inc. — COO
Laura, we also talked about when the economy does recover. And gosh, we hope it’s sooner rather than later. Credit will still be tight. I think we all feel that the consumer is going to be harder and harder to get financing if you will, especially for our customers. As we look out, Ken said, posturing we’re in the right position, we had programs and products and hope that when the thing does turn to recover, we will still be here and have a great program for tighter credit even though the economy is starting to recover.
So, we always kind of said that. I think it’s taken a lot longer than we all anticipated. But we are very hopeful.
Lauren Champine — Cowen & Company — Analyst
Great, thank you.
Operator
Thank you.
Our next question comes from the line of Rob Strauss with Gilford Securities. You may proceed.
Rob Straus — Gilfor Securities — Analyst
Hi, guys. How are you doing tonight? I just have one question, it’s focused on new store growth, so it’s clear that your store count should be up about 5% to 9% this year.
Can you just give us a little bit more detail regarding how many of those locations are identified, how far out your store growth via the locations have been identified and also little bit about whether you’re leasing or buying the properties and then doing sale lease backs at a later time, thank you.
Gilbert Danielson — Aaron’s Inc. — CFO
We have locations secure in to the first quarter of next year. So, pretty nice — this year we are done. So, unless some great deal happens that we can get occupancy quickly. We have moved in to where we are doing a lot more leasing because of the market there is no point in building new space and that seems to be the way to go.
Rob Straus — Gilfor Securities — Analyst
What’s the leasing versus building space, are you completely leasing at this point?

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Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Gilbert Danielson — Aaron’s Inc. — CFO
Pretty much. I would say 90%. We have gotten some great prices on a pre-existing building that made more sense to buy the building and 90% of any new stores coming —
Ken Butler — Aaron’s Inc. — COO
We shifted our philosophy from a couple of years ago, Rob, we were doing a lot more building but we’re more or less leasing now.
Gilbert Danielson — Aaron’s Inc. — CFO
Lands we still have purchased that due to whatever reason had been developed, we maybe raising the billing. That’s about the extent of it.
Any new spaces that we are looking at right now, we are looking at leasing.
Ken Butler — Aaron’s Inc. — COO
There are just a lot of empty boxes out there Robert.
Rob Straus — Gilfor Securities — Analyst
Yes, so I’m hearing you right on the front for Company operated new stores going forward for next few quarters, you are pretty much locked and loaded and know where you are going.,
Gilbert Danielson — Aaron’s Inc. — CFO
You’ve got to be, you’ve got to have permits in hand or pretty much under construction or starting to get to the point where 90 days is about the minimum you can turn even a lease space. Everything is identified and it’s a matter of executing and getting them open towards the end of the year.
Rob Straus — Gilfor Securities — Analyst
Regarding the theme, do you know where your franchisees are on that topic?
Robin Loudermilk — Aaron’s Inc. — CEO
I think there are a couple, I think their number was it 75?
Gilbert Danielson — Aaron’s Inc. — CFO
They’re a little bit harder to poke than Company stores from time to time. But pretty well on track. We are comfortable with that.

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FINAL TRANSCRIPT
Jul. 26. 2010 / 9:00PM, AAN — Q2 2010 Aaron’s Inc. Earnings Conference Call
Rob Straus — Gilfor Securities — Analyst
Thank you very much.
Operator
Thank you. There are currently no additional questions waiting from the phone line.
Gilbert Danielson — Aaron’s Inc. — CFO
Thank all of you for joining us today.
Charlie Loudermilk — Aaron’s Inc. — Chairman
Thank you.
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